UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 25, 2015 announcing Turkcell’s dividend distribution proposal.

Istanbul, March 25, 2015

Announcement Regarding Dividend Distribution Proposal

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

By taking the Company’s cash projections, business outlook, investment plans and capital market conditions into consideration; Turkcell Board of Directors has taken the decision on March 25, 2015 to submit the proposal on the distribution of our Company’s dividend in a gross amount of TRY 3,925 million1 which corresponds to Turkcell’s 42.5% net distributable profit for the fiscal years 2010, 2011, 2012, 2013 and 2014 and equivalent of a gross cash dividend of TRY 1.7840909 (net TRY 1.5167086) per ordinary share with a nominal value of TRY 1, to the discussion and approval of the Ordinary General Assembly of Shareholders scheduled for March 26, 2015.

Herewith enclosed are the details of the dividend distribution proposal decision.

(1) Turkish Central Bank’s TRY/US$ buying exchange rate as of March 25, 2015 was 2.5555.

ANNEX 1: Board of Directors Dividend Distribution Proposal for year 2010

It is proposed to distribute an aggregate gross cash of TRY 753,000,000- which corresponds to approximately 42.5% of Turkcell’s net distributable income pertaining to year 2010 to be paid in cash to our shareholders within the below conditions explained hereunder:

1- As a result of the activities of our Company, pertaining to the period between January 1,  2010 and December 31,  2010, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered  29, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  2,256,966,571- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY  2,540,278,988-,

2-TRY 1,771,595,963- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide Of Dividend” which was published on 27 January 2014.

3-As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4-TRY  1,771,595,963- is the distributable dividend  of  the Company, pertaining to year  2010 and TRY  1,780,152,672- calculated by adding TRY  8,556,709- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5-In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends, clauses set in the article of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated February 18, 2014 and declared to public; TRY 356,030,534-, which is 20%,  of the first dividend basis, amounting to TRY  1,780,152,672- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 64,300,000- shall be separated from the rest of the  net distributable current year profit,
a. The amount of TRY 753,000,000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves,
b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 753,000,000- as mentioned hereinabove,
c. In this respect, gross amount of TRY 0.3422727- shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),

The aggregate gross amount of cash dividend payment shall be TRY 753,000,000 -,

6-TRY 1,707,295,963- which is the remaining of the 2010 year’s distributable profit after the cash dividend distribution shall be:
a. Regarded as previous year’s profit and set aside within the Company,
b. The withholding tax deductions shall be applicable on the amount, which is set aside as previous year’s profit, in case such amount shall be subject to redistribution.

ANNEX 2: Board of Directors Dividend Distribution Proposal for year 2011

It is proposed to distribute an aggregate gross cash of TRY 503,000,000  which corresponds to approximately 42.5% of Turkcell’s net distributable income pertaining to year 2011 to be paid in cash to our shareholders within the below conditions explained hereunder:

1-As a result of the activities of our Company, pertaining to the period between January 1,  2011 and December 31,  2011, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered  29, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  1,669,326,949- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY  2,758,663,676 ,

2-TRY 1,183,263,859- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide Of Dividend” which was published on 27 January 2014.

3-As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4-TRY  1,183,263,859- is the distributable dividend  of  the Company, pertaining to year  2011 and TRY  1,192,703,375- calculated by adding TRY  9,439,516- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5-In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the article of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated February 18,2014 and declared to public; TRY  238,540,675-, which is 20%,  of the first dividend basis, amounting to TRY  1,192,703,375- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 39,300,000- shall be separated from the rest of the  net distributable current year profit,
a. As the amount TRY 3,392,690 within total amount of TRY 503,000,000-, as mentioned hereinabove which shall be distributed in cash, has been obtained from our subsidiary Global Bilgi Pazarlama Danışma ve Çağrı Servisi Hizmetleri A.Ş. as cash dividend throughout fiscal year 2011. The aforementioned amount has been taken into consideration within investment allowance by our subsidiary regarding Temporary Article number 61 of Income Tax Code and again within Temporary Article number 62 of Income Tax Code as it has been an amount which has been subject to taxation via Temporary Article number 61 investment allowance withholding tax has been previously calculated and paid on the same amount; in this regard it shall be distributed without any withholding tax deductions,
b. The amount of TRY 499,607,310 within total amount of TRY 503,000,000 -, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves whereas TRY 3,392,690 within 2011 net distributable profit  which shall be distributed in cash and from statutory 2011 previous year’s profit
c. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 499,607,310 - as mentioned hereinabove,
d. In this respect, gross amount of TRY 0.2286364- shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),

The aggregate gross amount of cash dividend payment shall be TRY 503,000,000 -,

6-TRY 1,140,571,169- which is the remaining of the 2011 year’s distributable profit after the cash dividend distribution shall be:
a. Regarded as previous year’s profit and set aside within the Company,
b. The withholding tax deductions shall be applicable on the amount, which is set aside as previous year’s profit, in case such amount shall be subject to redistribution

ANNEX 3: Board of Directors Dividend Distribution Proposal for year 2012

It is proposed to distribute an aggregate gross cash of TRY 885,000,000- which corresponds to approximately 42.5% of Turkcell’s net distributable income pertaining to year 2012 to be paid in cash to our shareholders within the below conditions explained hereunder:

1-As a result of the activities of our Company, pertaining to the period between January 1,  2012 and December 31,  2012, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered  29, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  2,606,635,375- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY  2,929,650,577 -,

2-TRY 2,083,045,056- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide Of Dividend” which was published on 27 January 2014.

3-As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4-TRY  2,083,045,056- is the distributable dividend  of  the Company, pertaining to year  2012 and TRY  2,098,017,974- calculated by adding TRY  14,972,918- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5-In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends” clauses set in the article of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated February 18,2014 and declared to public; TRY 419,603,595-, which is 20%,  of the first dividend basis, amounting to TRY  2,098,017,974- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 77,500,000- shall be separated from the rest of the  net distributable current year profit,
a. The amount of TRY 885,000,000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves,
b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 885,000,000- as mentioned hereinabove,
c. In this respect, gross amount of TRY 0.4022727- shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),
The aggregate gross amount of cash dividend payment shall be TRY 885,000,000 -,

6-TRY 2,005,545,056- which is the remaining of the 2012 year’s distributable profit after the cash dividend distribution shall be:
a. Regarded as previous year’s profit and set aside within the Company,
b. The withholding tax deductions shall be applicable on the amount, which is set aside as previous year’s profit, in case such amount shall be subject to redistribution.

ANNEX 4: Board of Directors Dividend Distribution Proposal for year 2013

It is proposed to distribute an aggregate gross cash of 990,000,000-  TRY which corresponds to approximately 42.5% of Turkcell’s net distributable income pertaining to year 2013 to be paid in cash to our shareholders within the below conditions explained hereunder:

1-As a result of the activities of our Company, pertaining to the period between January 1,  2013 and December 31, 2013, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered  29, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  2,922,703,618- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY  2,958,203,841 ,

2-TRY 2,330,319,358- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide Of Dividend” which was published on 27 January 2014.

3-As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4-TRY  2,330,319,358- is the distributable dividend  of  the Company, pertaining to year  2013 and TRY  2,338,658,923- calculated by adding TRY  8,339,565-- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5-In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the article of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated February 18, 2014 and declared to public; TRY  467,731,785-, which is 20%,  of the first dividend basis, amounting to TRY  2,338,658,923- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 88,000,000- shall be separated from the rest of the  net distributable current year profit,
a. The amount of TRY 990,000,000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves
b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 990,000,000- as mentioned hereinabove,
c. In this respect, gross amount of TRY 0.4500000- shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),

The aggregate gross amount of cash dividend payment shall be TRY 990,000,000-,

6-TRY 2,242,319,358- which is the remaining of the 2013 year’s distributable profit after the cash dividend distribution shall be:
a. Regarded as previous year’s profit and set aside within the Company,
b. The withholding tax deductions shall be applicable on the amount, which is set aside as previous year’s profit, in case such amount shall be subject to redistribution

ANNEX5: Board of Directors Dividend Distribution Proposal for year 2014

It is proposed to distribute an aggregate gross cash of 794,000,000-  TRY which corresponds to approximately 42.5% of Turkcell’s net distributable income pertaining to year 2014 to be paid in cash to our shareholders within the below conditions explained hereunder:

1-As a result of the activities of our Company, pertaining to the period between January 1,  2014 and December 31, 2014, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered  29, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  2,598,016,765- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY  2,928,050,137-,

2-TRY 1,866,924,357- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide Of Dividend” which was published on 27 January 2014.

3-As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4-TRY  1,866,924,357- is the distributable dividend  of  the Company, pertaining to year  2014 and TRY  1,874,426,455- calculated by adding TRY  7,502,098-- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5-In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the article of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated February 18, 2014 and declared to public; TRY  374,885,291-, which is 20%,  of the first dividend basis, amounting to TRY  1,874,426,455- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 68,400,000- shall be separated from the rest of the  net distributable current year profit,
a. The amount of TRY 794,000,000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves
b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 794,000,000- as mentioned hereinabove,
c. In this respect, gross amount of TRY 0.3609091 - shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),

The aggregate gross amount of cash dividend payment shall be TRY 794,000,000-,

6-TRY 1,798,524,357- which is the remaining of the 2014 year’s distributable profit after the cash dividend distribution shall be:
a. Regarded as previous year’s profit and set aside within the Company,
b. The withholding tax deductions shall be applicable on the amount, which is set aside as previous year’s profit, in case such amount shall be subject to redistribution

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 25, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 25, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director